UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 12th, 2011

Commission File Number: 333-121620

HARVEST OPERATIONS CORP.
(Translation of registrant's name into English)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [    ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXHIBIT	TITLE

99.1	CEO certification of interim filings of Harvest Operations Corp., dated August 11, 2011 filed on SEDAR August 11, 2011.

99.2	CFO certification of interim filings of Harvest Operations Corp., dated August 11, 2011 filed on SEDAR August 11, 2011.

99.3	Interim Management’s Discussion & Analysis for the three month period ending June 30, 2011 as filed on SEDAR August 11, 2011.

99.4	Interim un-audited Financial Statements for three month period ending June 30, 2011 as filed on SEDAR August 11, 2011.

99.5	News release dated August 11, 2011 announcing second quarter 2011 financial and operating results as filed on SEDAR August 11, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST ENERGY TRUST
(Registrant)

Date: August 12, 2011	By:	((Signed))
John Zahary
President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1	CEO certification of interim filings of Harvest Operations Corp., dated August 11, 2011 filed on SEDAR August 11, 2011.

99.2	CFO certification of interim filings of Harvest Operations Corp., dated August 11, 2011 filed on SEDAR August 11, 2011.

99.3	Interim Management’s Discussion & Analysis for the three month period ending June 30, 2011 as filed on SEDAR August 11, 2011.

99.4	Interim un-audited Financial Statements for three month period ending June 30, 2011 as filed on SEDAR August 11, 2011.

99.5	News release dated August 11, 2011 announcing second quarter 2011 financial and operating results as filed on SEDAR August 11, 2011.